UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 8)*

NOVAGOLD Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number)

Electrum Strategic Resources L.P.

600 Fifth Ave., 24th Fl.

New York, NY 10020

(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 16 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Electrum Strategic Resources L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,569,479 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,569,479 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,569,479 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,569,479 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,569,479 Common Shares held by Electrum Strategic Resources L.P.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,569,479 Common Shares held by Electrum Strategic Resources L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Electrum Global Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,569,479 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,569,479 Common Shares held by Electrum Strategic Resources L.P.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,569,479 Common Shares held by Electrum Strategic Resources L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS TEG Global GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,569,479 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,569,479 Common Shares held by Electrum Strategic Resources L.P.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,569,479 Common Shares held by Electrum Strategic Resources L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Leopard Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,569,479 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,569,479 Common Shares held by Electrum Strategic Resources L.P.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,569,479 Common Shares held by Electrum Strategic Resources L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS GRAT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,286,977
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,286,977
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Thomas S. Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,189 (1)
	8	SHARED VOTING POWER 84,856,456 (2)
	9	SOLE DISPOSITIVE POWER 277,189 (1)
	10	SHARED DISPOSITIVE POWER 84,856,456 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,133,645 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%	☐
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) options to acquire 187,301 Common Shares and (ii) 89,888 shares that may be acquired on the conversion of deferred share units held by Mr. Kaplan.
(2)	Consists of (i) 79,569,479 Common Shares held by Electrum Strategic Resources L.P. and (ii) 5,286,977 Common Shares held by GRAT Holdings LLC.
(3)	Consists of the securities described in Footnotes 1 and 2.

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D (as amended, the “Schedule 13D”) filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) (“Electrum Strategic”) on February 2, 2009, as amended by (i) Amendment No. 1 to the Schedule 13D filed on July 12, 2010, Amendment No. 2 to the Schedule 13D filed on December 17, 2010, Amendment No. 3 to the Schedule 13D filed on December 5, 2011, in each case by Electrum Strategic; (ii) Amendment No. 4 to the Schedule 13D filed on January 9, 2012; Amendment No. 5 to the Schedule 13D filed on February 15, 2012; and Amendment No. 6 to the Schedule 13D filed on March 20, 2012, in each case by Electrum Strategic and The Electrum Group LLC (“TEG Services”); and (iii) Amendment No. 7 to the Schedule 13D filed on December 31, 2012, by Electrum Strategic, TEG Services, Electrum Global Holdings L.P. (“Global Holdings”), TEG Global GP Ltd. (“Global GP”), Leopard Holdings LLC (“Leopard”), and GRAT Holdings LLC (“GRAT Holdings”), with respect to the common shares of NOVAGOLD Resources Inc. (the “Issuer”). The purpose of this Amendment is to report (i) the transfer of 286,977 common shares of the Issuer from Thomas S. Kaplan to GRAT Holdings (which is owned by trusts for the benefit of the Kaplan family), on June 30, 2023, and (ii) changes in the percentage of the Issuer’s common shares beneficially owned by the Reporting Persons as a result of changes in the number of outstanding common shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the common shares (the “Common Shares”) of NOVAGOLD Resources Inc. (the “Issuer”), a company organized and existing under the laws of the province of British Columbia, Canada. The address of the Issuer’s principal executive offices is 201 South Main Street, Suite 400, Salt Lake City, Utah 84111.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Statement is being filed by Electrum Strategic, a Delaware limited partnership, Global Holdings, a Cayman Islands exempted limited partnership, Global GP, a Cayman Islands exempted limited partnership, TEG Services, a Delaware limited liability company, Leopard, a Delaware limited liability company, GRAT Holdings, a Delaware limited liability company, and Thomas S. Kaplan, a natural person and citizen of the United States (“Kaplan” and, collectively, the “Reporting Persons”). Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person.

(b) The principal business address of each of the Reporting Persons is c/o The Electrum Group LLC, 600 Fifth Ave., 24th Fl., New York, NY 10020.

(c) The principal business of each of Electrum Strategic, Global Holdings, Leopard, GRAT Holdings and Kaplan is to invest in securities and other assets, directly and indirectly. Kaplan is also Chairman and Chief Executive Officer of TEG Services. The principal business of Global GP is to serve as the general partner of Global Holdings. The principal business of TEG Services is to provide investment advisory services.

(d) Neither any Reporting Person, nor any person named on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither any Reporting Person, nor any person named on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Kaplan is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 30, 2023, Kaplan transferred 286,977 Common Shares to GRAT Holdings (which is owned by trusts for the benefit of the Kaplan family) for US $3.89 per Common Share, the closing price of the Common Shares on June 29, 2023. Kaplan’s aggregate beneficial ownership of Common Shares is unchanged as a result of this transaction.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

GRAT Holdings acquired 286,977 Common Shares from Kaplan on June 30, 2023, as described in Item 3 above. GRAT Holdings acquired the Common Shares described herein for investment purposes.

Except as otherwise provided herein, each Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D. As a shareholder of the Issuer, on an ongoing basis, each Reporting Person will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, one or more Reporting Persons may, from time to time, determine to increase or decrease its ownership of Common Shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

As of June 30, 2023, the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below. Percentage ownership is based upon 334,132,703 issued and outstanding Common Shares of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q files with the Securities and Exchange Commission on June 27, 2023.

(a)

(1)	Reporting Persons

Number of shares: 85,133,645
Percentage of shares: 25.5%

(2)	Electrum Strategic

Number of shares: 79,569,479
Percentage of shares: 23.8%

(3)	Global Holdings

Number of shares: 79,569,479
Percentage of shares: 23.8%

(4)	Global GP

Number of shares: 79,569,479
Percentage of shares: 23.8%

(5)	TEG Services

Number of shares: 79,569,479
Percentage of shares: 23.8%

(6)	Leopard

Number of shares: 79,569,479
Percentage of shares: 23.8%

(7)	GRAT Holdings

Number of shares: 5,286,977
Percentage of shares: 1.6%

(8)	Thomas S. Kaplan

Number of shares: 85,133,645
Percentage of shares: 25.5%

(b)

(1)	Electrum Strategic

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 79,569,479
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 79,569,479

(2)	Global Holdings

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 79,569,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 79,569,479*

(3)	Global GP

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 79,569,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 79,569,479*

(4)	TEG Services

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 79,569,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 79,569,479*

(5)	Leopard

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 79,569,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 79,569,479*

(6)	GRAT Holdings

Sole power to vote or direct the vote: 5,286,977
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 5,286,977
Shared power to dispose or direct the disposition: 0

(7)	Thomas S. Kaplan

Sole power to vote or direct the vote: 277,189**
Shared power to vote or direct the vote: 84,856,456***
Sole power to dispose or to direct the disposition: 277,189**
Shared power to dispose or direct the disposition: 84,856,456***

* Consists of Common Shares held by Electrum Strategic.

** Consists of (i) options to acquire 187,301 Common Shares and (ii) 89,888 shares that may be acquired on the conversion of deferred share units held by Kaplan.

*** Consists of (i) 79,569,479 Common Shares held by Electrum Strategic and (ii) 5,286,977 Common Shares held by GRAT Holdings.

Global GP is the sole general partner of, and TEG Services is the investment adviser to, Global Holdings. TEG Services possesses voting and investment discretion with respect to assets of Global Holdings, including indirect investment discretion with respect to the Common Shares held by Electrum Strategic. The Investment Committee of GRAT Holdings (see Schedule A) exercises voting and investment decisions on behalf of GRAT Holdings, including decisions on behalf of GRAT Holdings with respect to the securities reported herein.

(c) On June 1, 2023, Kaplan acquired 2,062.641 deferred share units for no consideration in respect of his service as a director of the Issuer. Except for such acquisition, and as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2023

ELECTRUM STRATEGIC RESOURCES L.P.

By: Electrum Strategic Management LLC, its General Partner

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Managing Director

Electrum Global Holdings L.P.

By: TEG Global GP Ltd., its General Partner

By:	/s/ Andrew M. Shapiro
Name:	Andrew M. Shapiro
Title:	Director

LEOPARD HOLDINGS LLC

By:	/s/ Andrew M. Shapiro
Name:	Andrew M. Shapiro
Title:	President

TEG GLOBAL GP LTD.

By:	/s/ Andrew M. Shapiro
Name:	Andrew M. Shapiro
Title:	Director

GRAT HOLDINGS LLC

By:	/s/ Thomas S. Kaplan
Name:	Thomas S. Kaplan
Title:	Co-Chief Executive Officer

THE ELECTRUM GROUP LLC

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Senior Managing Director

THOMAS S. KAPLAN

/s/ Thomas S. Kaplan

SCHEDULE A

Electrum Strategic Resources L.P.

Global Holdings is the owner of all of the limited partnership interests of Electrum Strategic and all of the equity interests of Electrum Strategic Management LLC, the general partner of Electrum Strategic. Global Holdings is in the business of investing.

Electrum Global Holdings L.P.

Global GP is the sole general partner of Global Holdings. In accordance with the limited partnership agreement of Global GP, the board of directors of Global GP serves in a like function with respect to Global Holdings.

TEG Global GP Ltd.

Effective as of December 31, 2012, the board of directors of TEG Global GP Ltd. consists of the following individuals: Andrew M. Shapiro, Kevin Kokko and Ram Siddarth Kolluri.

The principal occupation and principal business address of each director of TEG Global GP Ltd are as follows:

Name	Principal Occupation	Principal Business Address
Andrew M. Shapiro	Businessperson	c/o The Electrum Group LLC 600 Fifth Ave., 24th Fl. New York, NY 10020

Kevin Kokko	Businessperson	c/o Mubadala Development Company P.O. Box 45005 Abu Dhabi United Arab Emirates

Ram Siddarth Kolluri	Businessperson	c/o Mubadala Development Company P.O. Box 45005 Abu Dhabi United Arab Emirates

Leopard Holdings LLC

GRAT Holdings is the owner and managing member of Leopard. GRAT Holdings is in the business of investing.

GRAT Holdings LLC

The board of directors of GRAT Holdings consists of Thomas S. Kaplan and Daphne Recanati Kaplan, whose principal business address is c/o Tigris Group Inc., 600 Fifth Ave., 24th Fl., New York, NY 10020. Mr. Kaplan’s principal business is as a businessperson, and Mrs. Kaplan’s principal business is as a private investor.

The Investment Committee of GRAT Holdings is comprised of Mr. Kaplan, Mrs. Kaplan and Iris Leibowitz, whose principal business address is c/o Tigris Group Inc., 600 Fifth Ave., 24th Fl., New York, NY 10020. Ms. Leibowitz’s principal business is as an attorney.

The Electrum Group LLC

The board of directors of The Electrum Group LLC consists of the following individuals: Thomas S. Kaplan, Ali R. Erfan, Michael H. Williams, and Joshua A. Fink; the Investment Committee of The Electrum Group LLC consists of Thomas S. Kaplan, Michael H. Williams, Ali R. Erfan, and Kenneth Rye; and the executive officers of The Electrum Group LLC consist of Thomas S. Kaplan (Chairman, Chief Executive Officer and Chief Investment Officer), Ali R. Erfan (Co-Vice Chairman), Joshua Fink (Co-Vice Chairman), and Michael H. Williams (Senior Managing Director).

The principal occupation and principal business address of each director and executive officer of The Electrum Group LLC are as follows:

Name	Principal Occupation	Principal Business Address
Thomas S. Kaplan	Businessperson	c/o The Electrum Group LLC 600 Fifth Ave., 24th Fl. New York, NY 10020

Joshua A. Fink	Businessperson	c/o The Electrum Group LLC 600 Madison Ave., 24th Fl. New York, NY 10020

Ali R. Erfan	Businessperson	c/o The Electrum Group LLC 600 Fifth Ave., 24th Fl. New York, NY 10020

Michael H. Williams	Businessperson	c/o The Electrum Group LLC 600 Fifth Ave., 24th Fl. New York, NY 10020